UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



         [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

                   For the fiscal year ended December 31, 2003

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED].


               For the transition period from ________ to _______


Commission     Name of Registrants, State of Incorporation,    I.R.S. Employer
File Number    Address and Telephone Number                   Identification No.
-----------    --------------------------------------------   ------------------
333-32170      PNM Resources, Inc.                                85-0468296
               (A New Mexico Corporation)
               Alvarado Square
               Albuquerque, New Mexico  87158
               (505) 241-2700


                               PNM RESOURCES, INC.
                     MASTER EMPLOYEE SAVINGS PLAN AND TRUST
                            (Full title of the plan)


                               PNM Resources, Inc.
                                (Name of issuer)

                                 Alvarado Square
                          Albuquerque, New Mexico 87158
                (Address of issuer's principal executive office)

                                    CONTENTS


                                                                           Page
                                                                           ----

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS...........................3

FINANCIAL STATEMENTS

     Statements of Net Assets Available for Benefits as of
        December 31, 2003 and 2002...........................................4

     Statement of Changes in Net Assets Available for Benefits
     for the Year Ended December 31, 2003....................................5

     Notes to Financial Statements...........................................6

Supplemental Schedule:

     Schedule I:  Line 4(i) - Schedule of Assets
        (Held at End of Year) - December 31, 2003...........................11

     Signature..............................................................13

               Report of Independent Certified Public Accountants
               --------------------------------------------------


To the Plan Administrator of the
PNM Resources, Inc.
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the PNM Resources, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the December 31, 2003 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the December 31, 2003 basic financial statements, taken as a whole.


/s/ GRANT THORNTON LLP
Albuquerque, New Mexico
June 4, 2004

                               PNM Resources, Inc.
                             Retirement Savings Plan

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                               As of December 31,


                                                        2003                2002
                                                    ---------------   -----------------
Investments, at fair value:
    Shares of registered investment companies        $ 191,204,192       $ 146,391,985
    Shares of common/collective trusts                   9,162,812           4,191,110
    PNM Resources, Inc. Common Stock Fund                6,061,509           5,101,593
    Participant loans                                    5,664,305           5,477,202
                                                    ---------------   -----------------

           Total investments                           212,092,818         161,161,890
                                                    ---------------   -----------------
Receivables:
    Employer contributions                                 582,257             623,386
    Employee contributions                                 437,245             314,901
                                                    ---------------   -----------------

           Total receivables                             1,019,502             938,287
                                                    ---------------   -----------------

Net assets available for benefits                    $ 213,112,320       $ 162,100,177
                                                    ===============   =================


   The accompanying notes are an integral part of these financial statements.

                               PNM Resources, Inc.
                             Retirement Savings Plan

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          Year Ended December 31, 2003



Additions to net assets:
    Investment income-
      Interest and dividend income                                 $ 3,985,732
      Net appreciation in fair value of investments                 32,373,326
                                                              -----------------

        Total income                                                36,359,058
                                                              -----------------

    Contributions-
      Participants' contributions                                   12,690,273
      Employer's contributions                                       9,278,642
                                                              -----------------

        Total contributions                                         21,968,915
                                                              -----------------

           Total additions                                          58,327,973
                                                              -----------------

Deductions from net assets:
    Benefits paid to participants                                    7,262,910
    Administrative expenses                                             52,920
                                                              -----------------

           Total deductions                                          7,315,830
                                                              -----------------

           Net increase in net assets available for benefits        51,012,143

Net assets available for benefits, beginning of year               162,100,177
                                                              -----------------

Net assets available for benefits, end of year                   $ 213,112,320
                                                              =================



   The accompanying notes are an integral part of these financial statements.

                               PNM Resources, Inc.
                             Retirement Savings Plan

                          Notes to Financial Statements

                           December 31, 2003 and 2002


NOTE 1 - Plan Description

     The following description of the PNM Resources, Inc. (the "Company") Retirement Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

     General
     -------

     The Plan is a defined contribution plan covering all employees of the Company who meet the eligibility requirements as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The Plan was amended and restated on May 28, 2001 to allow participants to direct their respective contributions into Company stock. Previous amendments effective January 1, 1998, provided for the following: immediate participation in the Plan by all employees upon employment; employees must complete one year of employment in order to receive a Company contribution; Company matching contributions of 75% of participant's contributions up to 6% of their eligible compensation (maximum contribution of 4.5%); an additional Company contribution of 3% of participant's eligible compensation, regardless of other Company matching contributions; immediate vesting in employee and employer contributions; addition of loan and hardship withdrawal features; portable benefits; expanded fund investment options; the sharing of Plan funding by the Company and employee and investment risk and/or benefit are with the employee. On April 7, 2003, the Plan changed its name to PNM Resources, Inc. Retirement Savings Plan. Effective January 1, 2004, the Company's non-elective contribution rate changed from 3% to a graduated rate based on age as follows:

            Under 40 years of age                    3%
            40-44 years of age                       5%
            45-49 years of age                       6%
            50-54 years of age                       8%
            55 years of age or older                10%

     The retirement benefit provided by this Plan is dependent upon the contributions made by the employee, including any Company match, and the rate of return on the investments (risk and benefit). Should an employee not participate in the matching contributions, a retirement benefit will be provided by the graduated rate based on age of 3% to 10% non-matching contribution made by the Company. Should an employee take full advantage of the matching portions by contributing the 6%, a retirement benefit ranging from 13.5% to 20.5% can be accrued each year along with any investment gain or loss.

     Contributions and Vesting
     -------------------------

     Eligible employees can contribute an amount up to 100%, but not less than 1%, of compensation as defined by the Plan, limited by requirements of the Internal Revenue Code ("IRC") and the nature of the participant contribution. Participants are fully vested in their contributions and earnings thereon. There were no forfeitures during the Plan year.

                               PNM Resources, Inc.
                             Retirement Savings Plan

                    NOTES TO FINANCIAL STATEMENTS (continued)

                           December 31, 2003 and 2002


NOTE 1 - Plan Description (continued)

     Benefits
     --------

     Upon termination of service for any reason, a participant may elect to receive benefits via a distribution in a lump sum, can take installment distributions not to exceed a period longer than his or her life expectancy, direct a rollover of the account balance to another qualified plan or IRA or can leave the account in the Plan if the balance is $5,000 or greater.

     Participant Accounts
     --------------------

     Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income and expenses and the participant's contribution. Allocations are based on participant account balances, as defined in the Plan document.

     Investment Options
     ------------------

     During the plan year ending December 31, 2003, participants were able to allocate their contributions among various investment options.

     Participant Loans
     -----------------

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum aggregate equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years. Loans for the purchase of a primary residence may be repaid over a longer period of time, as determined by a committee established to administer the Plan (the "Committee"). All loans shall be repaid with a substantially level amortization of both principal and interest on a schedule prescribed by the Committee with payments made at least quarterly. The loans are secured by 50% of the balance in the participant's account and bear interest at a rate commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances, as determined by the Committee. Interest rates on outstanding loans at December 31, 2003 range from 5.62% to 9.75%.

NOTE 2 - Summary of Significant Accounting Policies

     Basis of Presentation
     ---------------------

     The accompanying financial statements have been prepared using the accrual basis of accounting.

     Income Recognition
     ------------------

     Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

                               PNM Resources, Inc.
                             Retirement Savings Plan

                    NOTES TO FINANCIAL STATEMENTS (continued)

                           December 31, 2003 and 2002


NOTE 2 - Summary of Significant Accounting Policies (continued)

     Investment Valuation
     --------------------

     Investments of the Plan are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are reflected on a trade-date basis.

     Risks and Uncertainties
     -----------------------

     Investments are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

     The Vanguard International Growth Fund invests in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks included devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

     Administrative Expenses
     -----------------------

     The Company pays substantially all administrative expenses of the Plan, except for the administrative costs of mutual funds and loan processing fees. Participant fees and administrative fees amounted to $52,920 during plan year 2003.

     Payment of Benefits
     -------------------

     Benefits are recorded when paid.

     Use of Estimates
     ----------------

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

                               PNM Resources, Inc.
                             Retirement Savings Plan

                    NOTES TO FINANCIAL STATEMENTS (continued)

                           December 31, 2003 and 2002


NOTE 3 - Investments

     The fair market value of individual investments as of December 31, 2003 and 2002, that represent five percent or more of the Plan's net assets at the respective year-end dates are as follows:

                                                                      2003
                                                                 -------------
     Vanguard Wellington Fund                                    $  26,812,965
     Vanguard PRIMECAP Fund                                         26,424,322
     Vanguard 500 Index Fund                                        22,536,160
     Vanguard Treasury Money Market Fund                            22,474,910
     Vanguard Windsor Fund                                          22,257,180

                                                                      2002
                                                                 -------------
     Vanguard Treasury Money Market Fund                         $  23,112,933
     Vanguard Wellington Fund                                       21,374,921
     Vanguard PRIMECAP Fund                                         18,217,933
     Vanguard Windsor Fund                                          17,666,982
     Vanguard 500 Index Fund                                        15,196,429
     Vanguard Long-Term Treasury Fund Investor Shares                9,219,397
     Vanguard U.S. Growth Fund                                       8,141,036

     During 2003, the Plan's investments in assets other than temporary investments and participant loans appreciated and (depreciated) in fair value as follows:

                                                                      2003
                                                                 -------------
      Registered investment companies                            $  31,432,107
      Company stock fund                                               941,219
                                                                 -------------
                                                                 $  32,373,326
                                                                 =============

     The net appreciation in fair value of investments includes both realized gains (losses) and unrealized appreciation (depreciation).

NOTE 4 - Tax Status

     The Plan has received a determination letter from the Internal Revenue Service dated April 19, 2004, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator will take any necessary steps to maintain the Plan's tax qualified status in compliance with the applicable requirements of the Code and, therefore, believes that the Plan will remain qualified and the related trust will remain tax exempt.

NOTE 5 - Party-In-Interest Transactions

     The Plan presently holds shares of the Company's stock. The Plan was amended on May 28, 2001 to allow participants to invest their accounts in a company stock fund. In addition, certain Plan investments are shares of funds managed by Vanguard Group. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of Vanguard Group, is the Trustee as defined by the Plan and, therefore, these transactions are party-in-interest transactions.

NOTE 6 - Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account balances remaining after the final allocation of expenses and fund profits or losses.

                              PNM Resources, Inc.
                             Retirement Savings Plan

              LINE 4(i) -- SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                December 31, 2003


                Identity of Party Involved                  Description of Investment       Fair Value
--------------------------------------------------------  ------------------------------  --------------

    Vanguard Group:
 *    Vanguard Wellington Fund                            Registered investment company     $26,812,965
 *    Vanguard PRIMECAP Fund                              Registered investment company      26,424,322
 *    Vanguard 500 Index Fund                             Registered investment company      22,536,160
 *    Vanguard Treasury Money Market Fund                 Registered investment company      22,474,910
 *    Vanguard Windsor Fund                               Registered investment company      22,257,180
 *    Vanguard U.S. Growth Fund                           Registered investment company      10,355,397
 *    Vanguard Windsor II Fund                            Registered investment company      10,269,972
 *    Vanguard Long-Term Treasury Fund                    Registered investment company       9,093,390
 *    Vanguard Strategic Equity Fund                      Registered investment company       8,907,033
 *    Vanguard International Growth Fund                  Registered investment company       6,075,322
 *    Vanguard Short-Term Corporate Fund                  Registered investment company       4,115,148
 *    Vanguard LifeStrategy Growth Fund                   Registered investment company       3,987,393
 *    Vanguard Asset Allocation Fund                      Registered investment company       3,620,740
 *    Vanguard LifeStrategy Moderate Growth Fund          Registered investment company       3,526,685
 *    Vanguard LifeStrategy Income Fund                   Registered investment company       1,796,782
 *    Vanguard LifeStrategy Conservative Growth Fund      Registered investment company       1,316,745
 *    Vanguard Prime Money Market Fund                    Registered investment company       1,304,030
 *    Vanguard Retirement Savings Trust                   Common/Collective Trust             9,162,812
 *  PIMCO Funds: Total Return Fund; Administrative        Registered investment company       2,650,391
 *  PIMCO StocksPLUS Fund- Admin Class                    Registered investment company       1,573,212
 *  Baron Growth Fund                                     Registered investment company       1,809,567
 *  American Funds Growth Fund                            Registered investment company         296,848
 *  Participant Loans                                     Loans                               5,664,305
 *  PNM Resources, Inc. Common Stock Fund                 Company stock fund                  6,061,509
                                                                                          --------------

           Total investments                                                              $ 212,092,818
                                                                                          ==============

*     Represents a party-in-interest.


   The accompanying notes are an integral part of these financial statements.

Exhibits filed:
--------------

        23.1          Consent of Grant Thornton LLP.

SIGNATURE
---------

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                                 PNM RESOURCES, INC.
                                       MASTER EMPLOYEE SAVINGS PLAN AND TRUST
                                          (now known as PNM Resources, Inc.
                                              Retirement Savings Plan)
                                                   (Name of Plan)


Date:   June 28, 2004             By:               /s/Alice Cobb
                                      ------------------------------------------
                                                      Alice Cobb
                                      Committee Chairperson, PNM Resources, Inc.
                                            Benefits Governance Committee